Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

Concord Milestone Plus, L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Christopher K. Davis

Everest Properties

199 S. Los Robles Ave., Suite 200

Pasadena, California 91101

(626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

05/22/09

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)		Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Properties, LLC
(2)		Check the appropriate box if a member of a Group (See Instructions)
(a) ☒ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions)
WC
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)		Citizenship or Place of Organization
California.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	98,068 Class A 98,284 Class B
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power	98,068 Class A 98,284 Class B
	(10)	Shared Dispositive Power

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
	171,438 Class A*;	744,126 Class B*
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.3% Class A*
(13)		Percent of Class Represented by Amount in Row (11)	35.2.% Class B*
(14)		Type of Reporting Person (See Instructions)	PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

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(1)		Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Management, LLC
(2)		Check the appropriate box if a member of a Group (See Instructions)
(a)☒ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions)
WC
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)		Citizenship or Place of Organization
California.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	73,370 Class A 73,550 Class B
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power	73,370 Class A 73,550 Class B
	(10)	Shared Dispositive Power

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
	171,438 Class A*;	744,126 Class B*
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.3% Class A*
(13)		Percent of Class Represented by Amount in Row (11)	35.2% Class B*
(14)		Type of Reporting Person (See Instructions)	PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

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(1)		Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Financial, Inc.
(2)		Check the appropriate box if a member of a Group (See Instructions)
(a) ☒ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions)
WC
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)		Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	572,292 Class B
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power	572,292 Class B
	(10)	Shared Dispositive Power

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
	171,438 Class A*;	744,126 Class B*
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.3% Class A*
(13)		Percent of Class Represented by Amount in Row (11)	35.2% Class B*
(14)		Type of Reporting Person (See Instructions)	IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

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(1)		Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
W. Robert Kohorst
(2)		Check the appropriate box if a member of a Group (See Instructions)
(a) ☒ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions)
AF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)		Citizenship or Place of Organization
United States.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	98,068 Class A 670,576 Class B
	(8)	Shared Voting Power	73,370 Class A 73,550 Class B
	(9)	Sole Dispositive Power	98,068 Class A 670,576 Class B
	(10)	Shared Dispositive Power	73,370 Class A 73,550 Class B

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
	171,438 Class A*;	744,126 Class B*
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.3% Class A*
(13)		Percent of Class Represented by Amount in Row (11)	35.2% Class B*
(14)		Type of Reporting Person (See Instructions)	IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

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(1)		Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
David I. Lesser
(2)		Check the appropriate box if a member of a Group (See Instructions)
(a) ☒ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions)
AF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)		Citizenship or Place of Organization
United States.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power	73,370 Class A 73,550 Class B
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power	73,370 Class A 73,550 Class B

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
	171,438 Class A*;	744,126 Class B*
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.3% Class A*
(13)		Percent of Class Represented by Amount in Row (11)	35.2% Class B*
(14)		Type of Reporting Person (See Instructions)	IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

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This Amendment No. 2 is filed to amend the Statement on Schedule 13D filed by Everest Properties, LLC and the other Reporting Persons identified therein, on June 5, 2009, in order to add a Reporting Person and amend and restate in their entirety the Items that are set forth below.

Item 2. Identity and Background.

(a)         This Statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange commission pursuant to Section 13 of the Act:

(i)        Everest Properties, LLC, a California limited liability company (“Everest Properties”),

(ii)       Everest Management, LLC, a California limited liability company (“Everest Management”),

(iii)	Everest Financial, Inc., a California corporation (“Everest Financial”),
(iv)	W. Robert Kohorst, an individual, and
(v)	David I. Lesser, an individual.

Everest Properties, Everest Management, Everest Financial, Mr. Kohorst and Mr. Lesser are collectively referred to as the “Reporting Persons” in this Statement. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed herewith as Exhibit 99.1 (which is incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)      (i) The address of the principal business office of Everest Properties is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(ii)      The address of the principal business office of Everest Management is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(iii)     The address of the principal business office of Everest Financial is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(c)         The principal business of Everest Properties, Everest Management and Everest Financial is investing in limited partnerships such as the Issuer and in other forms of real estate oriented investments, and conducting other activities incidental to that business. Everest Financial also holds a real estate brokerage license in California, and acts as a broker from time to time.

Below is information concerning Mr. Kohorst and Mr. Lesser, and well as certain managers, executive officers and directors of the Reporting Persons, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D. Mr. Kohorst, Mr. Lesser, Mr. Davis and Mr. Wilkinson are sometimes collectively referred to as the “Officers” in this Statement.

W. Robert Kohorst (“Mr. Kohorst”), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the President of Everest Properties and Everest Management since 1996. He is employed by Everest Properties II, LLC, as its President, at the same address.

David I. Lesser (“Mr. Lesser”), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Executive Vice President of Everest Properties and Everest Management since 1996. Mr. Lesser is a director of Everest Properties. He is employed by Everest Properties II, LLC, as its Executive Vice President, at the same address.

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Christopher K. Davis (“Mr. Davis”), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Vice President and General Counsel of Everest Properties and Everest Management since 1998. He is employed by Everest Properties II, LLC, as its Vice President and General Counsel, at the same address.

Peter J. Wilkinson (“Mr. Wilkinson”), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Vice President and Chief Financial Officer of Everest Properties and Everest Management since 1996. He is employed by Everest Properties II, LLC, as its Vice President and Chief Financial Officer, at the same address.

(d)-(e)   During the last five years, the Reporting Persons, and to the best of the Reporting Persons’ knowledge, the Officers, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kohorst, Mr. Lesser, Mr. Davis and Mr. Wilkinson are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the units reported in this Statement was approximately $330,000. Such units were acquired with funds from the working capital of Everest Properties, Everest Management and Everest Financial.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Units to obtain a substantial equity interest in the Issuer for investment purposes, except that Everest Financial, Inc. acquired its Units in order to be able to vote or direct the voting of the Units in the proxy solicitation described below. The following describes plans or proposals that the Reporting Persons may currently have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

Everest Properties and Everest Management (“Everest”) have filed a proxy statement in connection with a consent solicitation to remove the current general partner and elect Millenium Management, LLC, a California limited liability company that is affiliated with Everest (“Millenium”), as the successor general partner. Although the Reporting Persons do not have a binding obligation to consent to the actions contemplated in the consent solicitation, they intend to consent to such proposal. Everest intends that Millenium, as general partner of the Issuer, would cause the Issuer to market for sale, in an orderly manner, the remaining assets of the Issuer and upon a sale of all of the Issuer’s assets, to liquidate the Issuer. Although marketing such assets is intended, the decision whether or not to actually sell the assets will depend on the results of the marketing effort.

Each of the Reporting Persons may acquire additional Units in the future. Any such acquisition may be made through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Reporting Persons. In determining from time to time whether to sell (either directly or by a sale of one or more interests in the Reporting Persons) the Units reported as beneficially owned in this Statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated

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market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals at any time in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise (which may be with the Issuer or with third parties), to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b).        The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Statement is incorporated herein by reference. The information from Item 2(a) of this Statement is incorporated herein by reference. Units are currently held of record by Everest Properties (98,068 Class A Units; and 98,284 Class B Units), and Everest Management (73,370 Class A Units; and 73,550 Class B Units). Everest Financial has entered into an agreement to acquire, and upon confirmation of the transfer of record ownership will hold, 572,292 Class B Units. W. Robert Kohorst, as manager of Everest Properties, has the sole power to vote or dispose of the units held by Everest Properties. The members of Everest Management are David I. Lesser’s Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Lesser Account”) and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Kohorst Account”). Everest Management’s Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. Everest Financial is wholly owned by Everest Properties, Inc., which in turn is wholly owned by Kohorst Family Trust, for which Mr. Kohorst is the Trustee. Mr. Kohorst has the sole power to vote or dispose the Units held of record by Everest Financial.

(c)         Everest Financial purchased 572,292 Class B Units in a private purchase transaction, for $50,000 (approximately $0.087 per Class B Unit), on October 19, 2009. The Reporting Persons have effected no other transactions resulting in acquisitions of Units in the past sixty days.

(d)        No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Statement.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2009

EVEREST PROPERTIES, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

EVEREST MANAGEMENT, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

EVEREST FINANCIAL, INC.
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

/s/ W. Robert Kohorst
W. Robert Kohorst

/s/ David I. Lesser
David I. Lesser

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EXHIBIT INDEX

99.1	Joint Filing Agreement

11

Exhibit 99.1

  JOINT FILING AGREEMENT

The undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the units of limited partnership interests of Concord Milestone Plus, L.P. beneficially owned by each of them, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. The undersigned further agree that each of them is (i) individually eligible to use the Schedule 13D to which this Exhibit is attached and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

Dated: October 29, 2009

EVEREST PROPERTIES, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

EVEREST MANAGEMENT, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

EVEREST FINANCIAL, INC.
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

/s/ W. Robert Kohorst
W. Robert Kohorst

/s/ David I. Lesser
David I. Lesser